Exhibit 99.1

Tokai Pharmaceuticals Reports Second Quarter 2015 Results

Pivotal Phase 3 Trial of Galeterone in AR-V7 Positive Metastatic

Castration-Resistant Prostate Cancer on Track for Topline Data by End of 2016

BOSTON, Mass.—August 12, 2015—Tokai Pharmaceuticals, Inc. (NASDAQ: TKAI), a biopharmaceutical company focused on developing and commercializing proprietary therapies for prostate cancer and other hormonally driven diseases, today reported results for the quarter ended June 30, 2015.

Tokai’s business highlights for the quarter include the initiation of ARMOR3-SV, Tokai’s pivotal Phase 3 clinical trial of galeterone in men with metastatic castration-resistant prostate cancer (mCRPC) whose tumor cells express the AR-V7 splice variant, which is a truncated form of the androgen receptor that has been associated with non-responsiveness to commonly-used oral therapies for mCRPC.

ARMOR3-SV is designed to evaluate whether administration of galeterone results in a statistically significant increase in radiographic progression free survival as compared to Xtandi® (enzalutamide) in 148 treatment-naïve mCRPC patients whose prostate tumor cells express the AR-V7 splice variant. This trial represents the first pivotal trial in prostate cancer that employs a precision medicine approach for patient selection. The design and clinical rationale for ARMOR3-SV was presented last quarter at the 2015 Annual Meeting of the American Society for Clinical Oncology. Topline data from ARMOR3-SV are anticipated by the end of 2016.

ARMOR3-SV has been initiated at 30 clinical centers in the United States, Canada and the United Kingdom, and regulatory approvals to begin the trial have been obtained in Belgium, France and Spain. A clinical trial assay that reliably detects the presence of AR-V7 in circulating tumor cells obtained from prostate cancer patients has been successfully developed by the Company’s collaborator, QIAGEN (NASDAQ: QGEN; Frankfurt Prime Standard: QIA). Implementation of the assay and training at the global central laboratories remain ongoing, and the Company continues to expect screening of eligible patients to begin this quarter.

“We believe that AR-V7 positive metastatic CRPC represents a significant unmet market opportunity, and that ARMOR3-SV has the potential to change the treatment landscape for metastatic CRPC patients by enabling treating physicians to make more informed treatment decisions,” said Jodie Morrison, President and Chief Executive Officer of Tokai. “We are pleased with our progress in initiating ARMOR3-SV globally, and with screening of patients beginning this quarter, we expect topline data from the study by the end of next year. With worldwide rights to galeterone and a pipeline of candidates from our ARDA discovery platform, a strong financial position and pivotal data expected next year, we are well positioned to create value from Tokai’s pipeline and achieve our mission of developing and delivering innovative therapies that provide hope and healing for patients living with cancer.”

Financial Results

•	Cash and investments at June 30, 2015 were $83.2 million, compared to $105.3 million at December 31, 2014.

•	Research and development expense was $5.9 million for the second quarter of 2015, as compared to $4.4 million for the same period of 2014. The increase in research and development expense was primarily attributable to start-up costs for the ARMOR3-SV clinical trial and the development of the AR-V7 clinical trial assay, and costs associated with other clinical trials to support the submission of a new drug application for galeterone.

•	General and administrative expense was $3.1 million for the second quarter of 2015, as compared to $1.5 million for the same period of 2014. The increase in general and administrative expense was primarily attributable to increased headcount and other expenses necessary to operate as a public company as well as increased patent costs.

•	Net loss was $9.0 million for the second quarter of 2015, compared to $5.9 million for the second quarter of 2014.

About Tokai Pharmaceuticals

Tokai Pharmaceuticals is a biopharmaceutical company focused on developing and commercializing proprietary therapies for prostate cancer and other hormonally driven diseases. The company’s lead drug candidate, galeterone, is a highly selective, multi-targeted, oral small molecule being developed for the treatment of patients with metastatic castration-resistant prostate cancer. The company’s ARDA drug discovery program is focused on the identification and evaluation of compounds that are designed to disrupt androgen receptor signaling through enhanced androgen receptor degradation and are targeted to patients with androgen receptor signaling diseases, including prostate cancer. For more information on the company and galeterone, please visit www.tokaipharma.com.

Forward-looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about our strategy, future operations, intellectual property, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: whether our cash resources will be sufficient to fund our continuing operations for the period anticipated; whether data from early clinical trials of galeterone will be indicative of the data that will be obtained from future clinical trials; whether galeterone will advance through the clinical trial process on the anticipated timeline, including whether the global implementation of the AR-V7 clinical trial assay and the commencement of patient screening in ARMOR3-SV will occur as anticipated; whether a companion diagnostic based on the clinical trial assay can be developed successfully and on a timely basis; whether the results of ARMOR3-SV will warrant submission for regulatory approval of galeterone and whether such submission will receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; whether, if galeterone obtains such approval, it will be successfully distributed and marketed; and other factors discussed in the “Risk Factors” section of our quarterly report on Form 10-Q for the three months ended June 30, 2015. Any forward-looking statements contained in this press release speak only as of the date hereof and not of any future date, and we expressly disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

TOKAI PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share information)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	5,855	4,392	16,414	7,948
General and administrative	3,127	1,493	5,868	2,829

Total operating expenses	8,982	5,885	22,282	10,777

Loss from operations	(8,982)	(5,885)	(22,282)	(10,777)
Interest and other income	25	34	65	79

Net loss	$(8,957)	$(5,851)	$(22,217)	$(10,698)

Net loss per share, basic and diluted	$(0.40)	$(11.68)	$(0.99)	$(21.48)

Weighted average common shares outstanding, basic and diluted	22,421,622	501,133	22,403,031	498,107

TOKAI PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEET DATA

(in thousands)

	June 30,	December 31,
	2015	2014
Cash and investments	$83,194	$105,256
Total assets	87,410	107,744
Working capital	82,109	103,268
Total stockholders’ equity	82,750	103,501

Source: Tokai Pharmaceuticals, Inc.

Investors:

Tokai Pharmaceuticals, Inc.

Lee Kalowski, 617-225-4305

Chief Financial Officer

lkalowski@tokaipharma.com

or

Argot Partners

David Pitts/Maeve Conneighton, 212-600-1902

david@argotpartners.com

maeve@argotpartners.com

Media:

Ten Bridge Communications, Inc.

Dan Quinn, 781-475-7974

dan@tenbridgecommunications.com